# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**8 April 2010**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**MarkWest Energy Partners, L.P.**

**File No. 1-31239 – CF# 24793**

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MarkWest Energy Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2010.

Based on representations by MarkWest Energy Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.39 | through November 1, 2019 |
| Exhibit 10.41 | through December 1, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel